26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300

Facsimile: +852 3761 3301

www.kirkland.com

VIA EDGAR

May 25, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman / Kate Tillan

Re:	Summit Healthcare Acquisition Corp. Registration Statement on Form S-1 Filed on May 3, 2021 File No. 333-255722

Dear Mr. Wyman and Ms. Tillan:

On behalf of Summit Healthcare Acquisition Corp. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 13, 2021, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) submitted on May 3, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Summary

Redemption rights for public shareholders upon the completion of our initial business combination, page 24

1.

We reissue comment 1. As it appears from the added disclosure at the bottom of page 41 that you are able to extend the period of time to complete the initial business combination, please revise the summary to state that fact. Also revise the summary to clarify how the time may be extended and whether shareholders may redeem their shares in connection with any proposal to extend the time period.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | David G. Harrington8 | Karen K.Y. Ho | Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,6 REGISTERED FOREIGN LAWYERS: Gautam Agarwal6 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Yazhe Liu3 | Daniel A. Margulies6 | Bo Peng9 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3 ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.);

6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia); 9 State of Georgia (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

U.S. Securities & Exchange Commission

May 25, 2021

In response to the Staff’s comment, the Company has revised disclosure as appropriate throughout the Amended Registration Statement, including on pages 17, 25, 27 and 28.

Risk Factors

Risks Relating to Our Securities, page 52

2.

We note the revised disclosure in your exclusive forum risk factor on page 62, which states, “Our amended and restated memorandum of association will provide that derivative actions do not include claims under the Securities Act of 1933, as amended or the Exchange Act 1934, as amended, and that claims under such laws must be brought in the federal courts of the United States of America.” On page 153, you add that “any shareholder will be deemed to have consented to such jurisdiction.” As actions brought under the Securities Act and the Exchange Act are often derivative claims, this language is confusing. If you mean that the exclusive forum provisions will not apply to actions arising under the Securities Act or Exchange Act, revise to so state, and please also ensure that the exclusive forum provision in the governing document states this clearly.

In response to the Staff’s comment, the Company has revised disclosure on pages 62 and 153 to clarify that the exclusive jurisdiction provision for shareholders does not apply to claims under either the Securities Act or the Exchange Act. Such revisions are consistent with the exclusive forum provision in the governing document.

Since our sponsor, our officers and directors will lose their entire investment in us if our initial business combination is not completed, page 68

3.

We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.004 per share and the offering is for $10.00 per share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has added disclosure on page 63.

* * * * *

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact me at ben.james@kirkland.com or by telephone at +852-3761-3412, or Christian O. Nagler at christian.nagler@kirkland.com, or by telephone at +1-212-446-4660.

U.S. Securities & Exchange Commission

May 25, 2021

Sincerely,

/s/ Ben James

_____________________________________

cc:	Bo Tan, Chief Executive Officer